

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2017

A.J. Kazimi
Chairman of the Board and Chief Executive Officer
Cumberland Pharmaceuticals Inc.
2525 West End Avenue, Suite 950
Nashville, Tennessee 37203

      Re: Cumberland Pharmaceuticals Inc.
          Registration Statement on Form S-3
          Filed November 7, 2017
          File No. 333-221402

Dear Mr. Kazimi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed November 7, 2017

Cover Page

1. Footnote (1) of your Calculation of Registration Fee table states that "separate consideration may or may not be received for the securities being registered...." To the extent that separate consideration is to be received, please confirm that the maximum aggregate amount of such consideration is included in the maximum aggregate offering price of $100,000,000 million of all securities sold.

2. Footnote (3) of your Calculation of Registration Fee table indicates that your common stock includes preferred share purchase rights, which may be triggered by certain

prescribed events. Please revise your filing to register these rights, describe the rights as required by Item 202 of Regulation S-K, incorporate by reference the Form 8-A relating to the rights, and file any agreements related to the rights as exhibit to the registration statement. Please also have counsel revise the legal opinion to provide an opinion that the rights are binding obligations of the registrant under the state law governing the rights.

Information Incorporated by Reference, page 22

3. Please incorporate by reference your Forms 8-K filed on January 13, 2017, January 20, 2017, February 3, 2017, and February 10, 2017.

Plan of Distribution, page S-9

4. Please revise your sales agreement prospectus supplement to clarify that B. Riley FBR "is" or "will be deemed" rather than "may be deemed" an underwriter.

5. You state in the prospectus supplement that B. Riley FBR may effect sales "to or through dealers." Please tell us whether this sales method satisfies the "at the market offering" definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Phillip Buffington